Exhibit 99.122

ENERGY FUELS INC.

NOTICE OF SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD ON
WEDNESDAY, OCTOBER 30, 2013

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that a special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the offices of Borden Ladner Gervais LLP, 44th Floor, Scotia Plaza, 40 King Street West, Toronto, Ontario, Canada, M5H 3Y4 on Wednesday, October 30, 2013 at 2:00 pm (Toronto time) for the following purposes:

1.

to consider and, if thought advisable, pass a special resolution authorizing an amendment to the articles of the Corporation providing that the Corporation’s issued and outstanding common shares be consolidated on the basis of one (1) post-consolidation common share for up to every fifty (50) existing common shares, as more particularly described in the management information circular of the Corporation dated September 24, 2013 (the “Circular”); and

2.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CST Trust Company by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, or by email at proxy@canstockta.com no later than 5:00 p.m. (Toronto time) on October 28, 2013, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated this 24th day of September, 2013.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”
Stephen P. Antony, President
and Chief Executive Officer